                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)

                     of the Securities Exchange Act of 1934

                                   (Mark One)


              [ X ] Annual Report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

               [ ] Transition Report pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

             For the transition period from _________ to ___________

                         Commission file number 0-14745

         A.       Full title of plan: Sun Bancorp, Inc. 401(k) Plan
         B. Name of issuer of the service held pursuant to the plan and the address of its principle executive office:



                                Sun Bancorp, Inc.

                            2-16 South Market Street

                           Selinsgrove, PA 17870-0057

                                 (570) 374-1131

                     Page 1 of 16 Sequentially Number Pages

                       Index to Exhibits Found on Page 15

                          SUN BANCORP, INC. 401(k) PLAN

                                Table of Contents

Independent Auditors' Report....................................................  5

Financial Statements:
         Statement of Net Assets Available For Benefits.........................  6
         Statement of Changes in Net Assets Available For Benefits..............  7
         Notes to Financial Statements..........................................  8

Supplemental Schedule,

         Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes
         At End of Year......................................................... 12

Required Information............................................................ 13

Exhibits

         Exhibit 23 - Independent Auditors' Consent............................. 16


                         Sun Bancorp, Inc. 401 (k) Plan

                              Financial Statements

                              For The Years Ended

                           December 31, 2000 and 1999
                                        &
                          Independent Auditors' Report
                                        &
                              Supplemental Schedule

                                Table of Contents

Independent Auditors' Report....................................................... 5

Financial Statements:
         Statement of Net Assets Available For Benefits............................ 6
         Statement of Changes in Net Assets Available For Benefits................. 7
         Notes to Financial Statements............................................. 8

Supplemental Schedule,

         Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes
         At End of Year........................................................... 12

                          Independent Auditors' Report

To the Administrative Committee of the
Sun Bancorp, 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Sun Bancorp, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a while. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     /s/ Parente Randolph, P.C.

Williamsport, Pennsylvania
May 10, 2001




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

                          SUN BANCORP, INC. 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                           2000         1999
                                        ----------   -----------
ASSETS:

      Investments                       $4,872,541   $4,822,913
                                        ----------   ----------

      Receivables:
           Employer contribution           345,694      326,897
           Accrued investment income         9,457        5,211
                                        ----------   ----------

                    Total receivables      355,151      332,108
                                        ----------   ----------

      Cash                                      72        2,550
                                        ----------   ----------

                    Total assets         5,227,764    5,157,571

LIABILITIES                                   --           --
                                        ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS       $5,227,764   $5,157,571
                                        ==========   ==========





                       See Notes to Financial Statements

                          SUN BANCORP, INC. 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss):
           Net depreciation in fair value of investments   $  (796,312)
           Interest                                             30,214
           Dividends                                           470,171
                                                           -----------

                    Investment loss, net                      (295,927)
                                                           -----------

      Contributions:
           Employer                                            345,694
           Participants' compensation                          297,406
           Participants' rollover                               36,296
                                                           -----------

                    Total contributions                        679,396
                                                           -----------

                        Total additions                        383,469

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO,
      Benefit payments                                         313,276
                                                           -----------

NET INCREASE                                                    70,193

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                      5,157,571
                                                           -----------

      End of year                                          $ 5,227,764
                                                           ===========

                        See Notes to Financial Statements

                          SUN BANCORP, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

 1.   DESCRIPTION OF PLAN

      The following description of the Sun Bancorp, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

         The Plan is a defined contribution plan covering substantially all employees of Sun Bancorp, Inc. and its wholly-owned subsidiary, Sun Bank (collectively, "Sun"). The Plan contains two components, a 401(k) component (salary reduction contributions) and an employer defined contribution component. All employees who are 18 years of age before January 1 of the Plan year are eligible to participate in the 401(k) component. To become a participant in the employer defined contribution component, an employee must complete one year of service and attain age
         21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS

         Each year, participants in the Plan may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Sun contributes 100 percent of the first 3 percent of participant contributions to the 401(k) component of the Plan. The Plan also provides for an employer discretionary contribution. Sun made a discretionary contribution of 5 percent based on eligible wages, as defined, to the defined contribution component of the Plan. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, one common stock and one money market fund as investment options for participants. Contributions are subject to certain limitations.

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS



      PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of Sun's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Sun's matching and defined contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

      PAYMENT OF BENEFITS

         On termination of service due to retirement, death or disability, the vested balance of a participant's Plan account will be distributed in the form of a single sum payment or an annuity. For termination of service for other reasons, the Plan will distribute a participant's vested account balance upon request.

      EXPENSES OF THE PLAN

         Sun pays the Plan's administrative expenses.

 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.





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

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


      INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value except for the money market fund which is stated at cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Common stock is carried at fair value based on quoted market values.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      FORFEITED ACCOUNTS

         When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures are used to reduce future employer contributions and totaled $24,000 at December 31, 2000 and $17,000 at December 31, 1999. In 2000, employer contributions were reduced by $24,000 from forfeited nonvested accounts.

 3.   INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2000 and 1999:

                                           2000         1999
                                       ----------   ----------
Federated Stock Trust Fund           $1,167,810   $1,166,608

Fidelity Contra Fund                    892,722      856,005

Sun Bancorp, Inc. common stock          757,917      913,484

Money Market Fund                       451,039      522,337

Federated GNMA Trust Fund               425,069      395,006

Homestate Pennsylvania Growth Fund      384,664      441,710

Strong Common Stock Fund                344,130      256,763

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $796,312 as follows:

Common stock                                                      $(253,575)
Mutual funds                                                       (542,737)
                                                                  ---------

       Total                                                      $(796,312)
                                                                  =========


 4.   PLAN TERMINATION

      Although it has not expressed any intention to do so, Sun has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their employer contributions.

 5.   INCOME TAX STATUS

      The Plan received a favorable determination letter from the Internal Revenue Service dated April 19, 1994. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

 6.   NET ASSETS AVAILABLE FOR BENEFITS

      Net assets available for benefits include $266,585 at December 31, 2000 and $177,794 at December 31, 1999 allocated to accounts of participants who have withdrawn from participation in the Plan.





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

                         SUN BANCORP, INC. 401(k) PLAN

                        EIN: 23-1102550 PLAN NUMBER: 002
                SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2000



(a)      (b)              (c)                             (d)            (e)
       IDENTITY                                                         CURRENT
       OF ISSUE    DESCRIPTION OF INVESTMENT              COST           VALUE
--------------------------------------------------------------------------------




     Mutual Funds  Federated Stock Trust Fund            N/R        $ 1,167,810
                   Fidelity Contra Fund                  N/R            892,722
                   Federated GNMA Trust Fund             N/R            425,069
                   Homestate Pennsylvania Growth Fund    N/R            384,664
                   Strong Common Stock Fund              N/R            344,130
                   Vanguard Growth & Income Fund         N/R            239,752
                   Harbor International Fund             N/R            112,711
                   Janus Flexible Income                 N/R             96,727

*   Common Stock   Sun Bancorp, Inc.                     N/R            757,917

*   Money Market   Money Market Fund                     N/R            451,039
                                                                      ---------

                             Total investments                       $ 4,872,541
                                                                      ==========


*   A party-in-interest as defined by ERISA


N/R   Participant directed investment, cost not required to be reported



                        See Note to Financial Statements

                              REQUIRED INFORMATION

         The Statement of Net Assets Available for Plan Benefits of the Plan as of December 31, 2000 and the related Statement of Changes in Net Assets Available for the Plan Benefits and supplemental schedules for the year ended December 31, 2000, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Sun Bancorp, Inc. 401(k) Plan

                                        By: /s/ Robert J. McCormack
                                            -----------------------------
                                                Robert J. McCormack
                                                Administrator

Dated:   June 29, 2001


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



                                  EXHIBIT INDEX

EXHIBIT NO.

  23                    Consent of Parente Randolph, P.C.


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